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                              October 27, 2021

       William Brennan
       Chief Executive Officer
       Credo Technology Group Holding Ltd
       1600 Technology Drive
       San Jose, CA 95110

                                                        Re: Credo Technology
Group Holding Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted October
15, 2021
                                                            CIK No. 0001807794

       Dear Mr. Brennan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Cover Page

   1. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred
through your organization. State whether any transfers, dividends, or distributions have
been made to date.
       Prospectus Summary
       Our Competitive Strengths, page 3

   2. Please revise the sentence, "We are engaged with five of the top seven hyperscalers . . . ,"
                                                        to clarify the nature
of these relationships; i.e., whether they are legally enforceable contractual
relationships or less formal working arrangements. Please clearly describe
 William Brennan
Credo Technology Group Holding Ltd
October 27, 2021
Page 2
      each party's respective rights and obligations, if material. Please make conforming changes to the reference to "our more than 20 IP engagements" on page
104.
Risk Factors & Recent Regulatory Developments, page 5

3. We note your response to prior comment 1. Please further revise your prospectus summary and related risk factors to acknowledge that the risks described could cause the value of your securities to significantly decline or become worthless and could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. If you disagree with this disclosure, please provide your analysis.
Holding Company Structure, page 6

4. We note your response to prior comment 3. Please revise your disclosure to indicate (by parenthetical or otherwise) that the long-lived assets located in Taiwan are owned by your
      Cayman Islands subsidiary in order to resolve the apparent inconsistency between the two statements regarding assets.
General

5. We have reviewed the investor presentations supplementally provided to us in response to prior comment 6. Please revise your prospectus to disclose the projections related to your financial results that are included within your investor presentations. Please also disclose the material estimates and assumptions underlying these financial projections.
       You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Perry Hindin at 202-551-3444 with any other questions.



                                                             Sincerely,
FirstName LastNameWilliam Brennan
                                                             Division of
Corporation Finance
Comapany NameCredo Technology Group Holding Ltd
                                                             Office of
Manufacturing
October 27, 2021 Page 2
cc:       Alan Denenberg
FirstName LastName